[Letterhead of Plains All American Pipeline, L.P.]
May 11, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Re:	Plains All American Pipeline, L.P. Registration Statement on Form S-4 Filed March 26, 2007 File No. 333-141557
Dear Ms. Moncada-Terry:
     Set forth below are the responses of Plains All American Pipeline, L.P., a Delaware limited partnership (“Plains” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2007, with respect to Plains’ Form S-4 filed with the Commission on March 26, 2007, File No. 333-141557 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the response to the Staff’s comments correspond to the pages in the Registration Statement, which the Company has filed today via EDGAR.
Form S-4
General
1.	On September 22, 2006, the staff issued you a comment letter regarding the Form S-4 filed August 28, 2006. On October 25, 2006, you filed a letter of response. We refer you to those prior comments and responses. In future filings, please give effect to comments the staff has previously issued to the extent applicable.

Response: We have reviewed the staff’s comment letter dated September 22, 2006. With the addition of the changes described in Responses 2 and 3 below, we believe that the Registration Statement now gives effect to the prior comments.

U.S. Federal Income Tax Considerations, page 29
2.	Revise the caption and text to make clear that the disclosure addresses all material U.S. federal income tax consequences. This comment was issued previously on September 22, 2006.

Response: The Registration Statement has been revised accordingly. Please see page 29.

Securities and Exchange Commission
May 11, 2007

Exhibit 5.1
3.	Please obtain an opinion of counsel that opines on all applicable law. On September 22, 2006, we noted that counsel’s attempt to limit its opinion to New York and Delaware law appeared inappropriate. Similarly, counsel’s attempt to limit the current opinion to the law of New York appears to be inappropriate. We note that some guarantees are governed by the laws of Texas, Delaware, California, Nova Scotia or Alberta.

Response: Our counsel has revised its opinion accordingly. Please see the revised opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
May 11, 2007

     Please direct any questions or comments regarding the foregoing to me at (713) 646-4100 or Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Sincerely,
/s/ Tim Moore
Tim Moore
Vice President Plains All American Pipeline, L.P.

cc:   Alan Beck, Vinson & Elkins L.L.P.